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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:	3235-0058
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FORM 12b-25/A (Amendment No. 1)	SEC FILE NUMBER
001-41424
CUSIP NUMBER
NOTIFICATION OF LATE FILING	31561T 102

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended:	June 30, 2024

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Thunder Power Holdings, Inc.
Full Name of Registrant

Feutune Light Acquisition Corporation
Former Name if Applicable

221 W 9TH ST #848
Address of Principal Executive Office (Street and Number)

Wilmington, DE 19801
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 15, 2024, Thunder Power Holdings, Inc. (the “Company”) filed a Notification of Late Filing on Form 12b-25 (the “Original Form 12b-25”) reporting that it required additional time to complete its Second Quarter Financials on Form 10-Q for the period ended June 30, 2024 (the “Form 10-Q”) principally because the Company appointed a new independent registered public accounting firm. This amendment to the Original Form 12b-25 is being filed to report that the Company was not able to file such Form 10-Q within the five-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended. To date, the Company has been unable, without unreasonable effort or expense, to complete the Form 10-Q, and its independent auditors have been unable to complete the review thereof. The Company is continuing in its efforts to file the Form 10-Q as soon as reasonably practicable. As a result of this failure to timely file the Form 10-Q, the Company anticipates that it will receive a corresponding notice of non-compliance from Nasdaq. The Company anticipates that the notice from Nasdaq will have a grace period within which to file the Form 10-Q and regain compliance with the Nasdaq Listing Rules and that the Company will file the Form 10-Q within such grace period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Yuanmei Ma	909	214-2482
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Thunder Power Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 22, 2024	By:	/s/ Yuanmei Ma
		Name: Title:	Yuanmei Ma Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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